FORM 5
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP


/ /   Check this            OMB APPROVAL
  box if no longer     OMB Number 3235-0362
  subject to Section   Expires:  April 30,
  16.  Form 4 or       1997
  Form 5 obligations   Estimated average
  may continue.        burden hours per
  See Instruction      response.1.0
  1(b)

Filed pursuant to Section16(a) of the Securities Exchange
Act of 1934, Section 17(a) of the Public Utility Holding
Company Act of 1935 or Section 30(f) of the Investment
Company Act of 1940

1.   NAME AND ADDRESS OF REPORTING PERSON

  Johnson Jr., John G.
  650 Twin Arch Road
  Bryn Mawr, PA 19010

2.   ISSUER NAME AND TICKER OR TRADING SYMBOL

  McWhorter Technologies, Inc.  (MWT)

3.   IRS OR SOCIAL SECURITY NUMBER OF REPORTING PERSON
  (Voluntary)

4.   STATEMENT FOR MONTH/YEAR

  October 1998

5.   IF AMENDMENT, DATE OF ORIGINAL (month/year)

6. RELATIONSHIP OF REPORTING PERSON TO ISSUER (Check all applicable)

  _X_ Director                           ____10% Owner

  ___ Officer   (give title below)       ____Other
(specify below)


TABLE I -  NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
           OR BENEFICIALLY OWNED

1.   TITLE OF SECURITY:
  Common Stock
  Common Stock
  Common Stock

2.   TRANSACTION DATE:
  Common Stock --
  Common Stock --
  Common Stock 8/14/98


3.   TRANSACTION CODE:
  Common Stock --
  Common Stock --
  Common Stock A**

4.   SECURITIES ACQUIRED (A) OR DISPOSED OF (D):
  Common Stock --   --   --
  Common Stock --   --   --
  Common Stock 710  (A)  23.9375

5.   AMOUNT OF SECURITIES BENEFICIALLY OWNED AT END OF
  ISSUER'S FISCAL YEAR:
  Common Stock   900
  Common Stock  1525
  Common Stock   710

6.   OWNERSHIP FORM: DIRECT (D) OR INDIRECT (I):
  Common Stock (D)
  Common Stock (D)
  Common Stock (D)

7.   NATURE OF INDIRECT BENEFICIAL OWNERSHIP:
  Common Stock --
  Common Stock Deferred Stock
  Common Stock Deferred Stock


TABLE II -     DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
               OR BENEFICALLY OWNED (e.g., puts,
               calls, warrants, options, convertible securities)

1.   TITLE OF DERIVATIVE SECURITY:
  Stock Options (right to purchase)

2.   CONVERSION OR EXERCISE PRICE OF DERIVATIVE SECURITY:
  15.00

3.   TRANSACTION DATE:
  5/17/95

4.   TRANSACTION CODE:
  A*

5.   NUMBER OF DERIVATIVE SECURITIES ACQUIRED (A) OR
  DISPOSED OF (D):
  10,000 (A)

6.   DATE EXERCISABLE AND EXPIRATION DATE:
  11/17/95               *

7.   TITLE AND AMOUNT OF UNDERLYING SECURITIES:
  Common Stock  10,000

8.   PRICE OF DERIVATIVE SECURITY:

9.   NUMBER OF DERIVATIVE SECURITIES BENEFICIALLY OWNED AT
  END OF YEAR:
  10,000

10.  OWNERSHIP FORM OF DERIVATIVE SECURITY:  DIRECT (D) OR
  INDIRECT (I):
  (D)

11.  NATURE OF INDIRECT BENEFICIAL OWNERSHIP:


EXPLANATION OF RESPONSES:

* On May 17, 1995, the reporting person was granted an option to purchase 10,000 shares of Common Stock pursuant to the 1994 Stock Incentive Plan. The option vests six months after Grant Date and expires on the 10th anniversary of the Grant Date or the 30th day following the date the Optionee ceases to be a member of the Board of Directors of McWhorter Technologies, Inc., whichever comes earlier.
** Election by Board Members to receive payment of annual retainer in deferred common stock. Such shares will be distributed at such time as the member ceases to be a member of the Board of Directors.



  /s/ Susannah Riley                 12/14/98
** Signature of Reporting Person       Date
 for John  G. Johnson Jr.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.

(Transmittal filing to Edgar on 12/15/98 failed. Resubmitted 12/15/98.)